SEALAND NATURAL RESOURCES INC.

50 W. Liberty Street #880

Reno, Nevada 89501

April 4, 2013

VIA EDGAR

Brigitte Lippmann

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Sealand Natural Resources Inc.

Form 8-K

Filed February 22, 2013

File No. 333-175590

Dear Ms. Lippmann:

We are in receipt of your letter dated March 21, 2013 to Mr. Poulsen, our President and Chief Executive Officer, in regard to the above-referenced Current Report on Form 8-K (the “Comment Letter”). We are in the process of responding to the comments of the staff of the Division of Corporation Finance contained in the Comment Letter.  However, we are unable to provide a complete response on or before April 4, 2013 (the “Due Date”).  Please accept this correspondence as our request for an extension of the Due Date to April 18, 2013.

Thank you for your attention to this matter.

Sincerely,

Sealand Natural Resources Inc.

/s/ Lars Poulsen

Lars Poulsen

Chief Executive Officer